AGRIUM INC.

Special Meeting of Securityholders

November 3, 2016

REPORT OF VOTING RESULTS

National Instrument 51-102 –Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

Description of Matter		Outcome of Vote	Votes FOR	Votes AGAINST
1.	Special resolution of the holders of common shares and the holders of voting options of Agrium Inc. (“Agrium”), voting as a single class, the full text of which is set forth in Appendix A to the joint information circular of Agrium and Potash Corporation of Saskatchewan Inc. (“PotashCorp”) dated October 3, 2016, to approve a plan of arrangement under section 192 of the Canada Business Corporations Act involving, among others, Agrium, shareholders of Agrium, PotashCorp, shareholders of PotashCorp and a newly-incorporated parent entity to be formed to manage and hold the combined businesses of Agrium and PotashCorp.	Passed	106,790,189 (98.46%)	1,674,217 (1.54%)